NO ACT

DC
PE
12-8-09

09012758

Received SEC

DEC 09 2009

Washington, DC 20549

Act: 1934
Section:
Rule: 12H-3
Public
Availability: 12/9/2009

December 9, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Charlotte Russe Holding, Inc.
Incoming letter dated December 8, 2009

Based on the facts presented, the Division will not object if Charlotte Russe stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended September 26, 2009. In reaching this position, we note that Charlotte Russe has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8 and S-3, and those post-effective amendments are effective. We assume that, consistent with the representation made in your letter, Charlotte Russe will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended September 26, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Jay Williamson
Attorney-Advisor

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2009

Mail Stop 4546

Marilyn French
Weil, Gotshal & Manges LLP
100 Federal Street
Boston, MA 02110

Re: Charlotte Russe Holding, Inc

Dear Ms. French:

In regard to your letter of December 8, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

WEIL, GOTSHAL & MANGES LLP
100 FEDERAL STREET
BOSTON, MA 02110
(617) 772-8300
FAX: (617) 772-8333

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WRITER'S DIRECT LINE

Securities Exchange Act of 1934, Section 12(h) and Rule 12h-3
Securities Exchange Act of 1934, Section 13(a)
Securities Exchange Act of 1934, Section 15(d)

December 8, 2009

VIA EMAIL (cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Charlotte Russe Holding, Inc. (File No. 000-27677)

Ladies and Gentlemen:

We are writing on behalf of our client, Charlotte Russe Holding, Inc., a Delaware corporation ("Charlotte Russe") and wholly-owned subsidiary of Advent CR Holdings, Inc., a Delaware corporation ("Parent"), to request that the staff of the Office of Chief Counsel, Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirms that it concurs in Charlotte Russe's view that the effect of Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), on Charlotte Russe's Registration Statements (as defined in Part II below) and the effectiveness of the 2009 Form S-8 (as defined in Part II below) during the fiscal year ended September 26, 2009 (the "2009 fiscal year"), would not preclude Charlotte Russe from utilizing Rule 12h-3 ("Rule 12h-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend Charlotte Russe's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which those Registration Statements either became effective under the Securities Act or are required to be updated pursuant to

Section 10(a)(3) of the Securities Act. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of Charlotte Russe to file reports under the Exchange Act under the circumstances described herein.

I. Background

Parent, its then wholly-owned subsidiary, Advent CR, Inc., a Delaware corporation ("Purchaser"), and Charlotte Russe entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 24, 2009, pursuant to which Parent, through Purchaser, commenced a tender offer (the "Tender Offer") on August 31, 2009 to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Charlotte Russe ("Common Stock"), together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of Charlotte Russe (the "Preferred Stock Purchase Rights") (each share of Common Stock, together with its associated Preferred Stock Purchase Rights, a "Share," and collectively, the "Shares"), at a purchase price of $17.50 per Share net to the seller in cash, without interest thereon and less any required withholding taxes (the "Offer Price").[1] The Merger Agreement further provided that, upon satisfaction of certain conditions, including the tender and acceptance of more than 50% of the then outstanding Shares on a fully-diluted basis, Purchaser would merge with and into Charlotte Russe upon completion of the Tender Offer, with Charlotte Russe as the surviving corporation (the "Merger").

The initial offering period of the Tender Offer expired at midnight, New York City time, at the end of the day on Monday, September 28, 2009. On Tuesday, September 29, 2009, Purchaser accepted for payment the Shares tendered during the initial offering period and commenced a subsequent offering period to acquire the remaining un-tendered Shares, which subsequent offering period expired at midnight, New York City time, at the end of the day on Tuesday, October 13, 2009 (the "Subsequent Expiration Date"). Based on information provided by the depositary, as of the Subsequent Expiration Date, an aggregate of 19,323,125 Shares were validly tendered and not withdrawn pursuant to the Tender Offer, representing approximately 91.74% of the outstanding Shares. Purchaser accepted for payment and promptly paid the Offer Price to all stockholders of Charlotte Russe who validly tendered and did not withdraw Shares pursuant to the Tender Offer.

---

[1] The terms and conditions of the Tender Offer are set forth in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Commission on August 31, 2009 (File No. 005-58247) (as amended or supplemented, the "Schedule TO").

As a result of the Tender Offer, the vesting of all shares of restricted Common Stock and all options to purchase shares of Common Stock under Charlotte Russe's outstanding Equity Plans (as defined below) was accelerated.

Prior to completion of the Merger, each share of Common Stock outstanding carried with it Preferred Stock Purchase Rights, which were issued pursuant to the terms and conditions of the Rights Agreement between Charlotte Russe and Mellon Investor Services LLC, as rights agent, dated as of August 13, 2008 (the "Rights Agreement"), but which did not trade separately from the associated shares of Common Stock. The Preferred Stock Purchase Rights were not registered under the Exchange Act. As required under the Merger Agreement, Charlotte Russe amended the Rights Agreement as of August 24, 2009 to provide that the Rights Agreement would not apply to the Tender Offer or the Merger and that the Preferred Stock Purchase Rights would expire immediately prior to the Effective Time (as defined below). Accordingly, the Preferred Stock Purchase Rights were extinguished as of October 14, 2009.

The Merger was effected as a short-form merger under Delaware law on October 14, 2009 upon the filing and effectiveness of the Certificate of Ownership and Merger with the Secretary of State of the State of Delaware (the time at which such Certificate became effective shall be referred to as the "Effective Time"). At the Effective Time, all shares of Common Stock outstanding after the Tender Offer were cancelled and (except for shares of Common Stock held by Parent or its subsidiaries) converted into the right to receive $17.50 per share in cash, without interest thereon and less any required withholding taxes (the "Merger Consideration"), which is equal to the Offer Price.

As a result of the Merger, as of the Effective Time, each outstanding option to purchase shares of Common Stock under Charlotte Russe's Equity Plans was cancelled, terminated and converted into the right to receive a cash amount equal to $17.50 per share, less the exercise price payable in respect of each share under such option, and less any required withholding taxes. In addition, holders of restricted Common Stock were treated as holders of Common Stock for purposes of the subsequent offering period of the Tender Offer and the Merger.

Under the applicable provisions of Delaware law, Charlotte Russe's stockholders had the right to demand appraisal of their shares of Common Stock and to obtain payment in cash of the fair value of their shares of Common Stock. No stockholders of Charlotte Russe exercised their appraisal rights, and the period during which stockholders could elect to exercise appraisal rights has expired.

As a result of the Tender Offer and the Merger, all securities or rights to acquire securities of Charlotte Russe issued and outstanding immediately prior to the Effective Time ceased to be issued and outstanding, and the common stock of Purchaser (all of which was held by Parent) converted into shares of Common Stock of Charlotte Russe as the surviving corporation of the Merger. As of the date of this letter, Charlotte Russe has outstanding 100 shares of Common Stock held by Parent, its one record holder. Parent is not and has never been, and Purchaser (before it was merged out of existence) was never, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

II. Registration Statements Effective and Outstanding

At the Effective Time, Charlotte Russe had on file with the Commission the following registration statements under which securities remained available for issuance (collectively, the "Registration Statements"):

(a) A registration statement on Form S-8 was filed on May 27, 2009 and was immediately effective (File No. 333-159502) to register up to 4,543,243 Shares issuable under the Charlotte Russe Holding, Inc. 2009 Equity Incentive Plan (the "2009 Form S-8"). A post-effective amendment deregistering all securities that remained unsold under the 2009 Form S-8 was filed on October 16, 2009 and was immediately effective.

(b) A registration statement on Form S-3 was filed on August 13, 2004 and amended on October 28, 2004 and became effective on or about September 15, 2006 (File No. 333-118241) to register up to 6,685,269 shares of Common Stock. That Form S-3 expired by operation of Rule 415(a)(5). Nevertheless, a post-effective amendment deregistering all securities that remained unsold under that Form S-3 was filed on October 16, 2009 and became effective on October 28, 2009.

(c) A registration statement on Form S-3 was filed on December 23, 2003 and became effective on or about April 20, 2004 (File No. 333-111528) to register up to 3,410,000 shares of Common Stock. That Form S-3 expired by operation of Rule 415(a)(5). Nevertheless, a post-effective amendment deregistering all securities that remained unsold under that Form S-3 was filed on October 16, 2009 and became effective on October 28, 2009.

(d) A registration statement on Form S-3 was filed on March 29, 2002 and became effective on or about May 3, 2002 (File No. 333-85178) to register up to 4,500,000 shares of Common Stock. That Form S-3 expired by operation of Rule 415(a)(5). Nevertheless, a post-effective amendment deregistering all securities that remained unsold under that Form S-3 was filed on October 16, 2009 and became effective on October 28, 2009.

(e) A registration statement on Form S-3 was filed on February 9, 2001 and amended on February 16, 2001 and became effective on or about March 8, 2001 (File No. 333-55356) to register up to 4,025,000 shares of Common

Stock. A post-effective amendment deregistering all securities that remained unsold under that Form S-3 was filed on October 16, 2009 and became effective on October 28, 2009.

(f) A registration statement on Form S-8 was filed on October 20, 1999 and was immediately effective (File No. 333-89395) to register up to 2,924,600 shares of Common Stock issuable under the Charlotte Russe Holding, Inc. 1996 Long-Term Incentive Plan, the Charlotte Russe Holding, Inc. 1999 Long-Term Incentive Plan, the Charlotte Russe Holding, Inc. 1999 Equity Incentive Plan and the Charlotte Russe Holding, Inc. 1999 Employee Stock Purchase Plan (collectively with the Charlotte Russe Holding, Inc. 2009 Equity Incentive Plan, the "Equity Plans"). A post-effective amendment deregistering all securities that remained unsold under that Form S-8 was filed on October 16, 2009 and was immediately effective.

Prior to the Effective Time, Charlotte Russe had no classes of equity or debt securities that have been or were required to be registered under the Exchange Act, other than the shares of its Common Stock. Charlotte Russe does not have a Section 15(d) reporting obligation with respect to any securities other than the Common Stock and the related Preferred Stock Purchase Rights.

III. Exchange Act Reporting Obligations

Charlotte Russe's Common Stock is registered under Section 12(b) of the Exchange Act and, prior to the Effective Time, was listed on the NASDAQ Global Select Market ("Nasdaq"). Prior to Nasdaq's conversion to a national securities exchange in 2006, Charlotte Russe's Common Stock was also registered under Section 12(g) of the Exchange Act. Charlotte Russe is current in all of its periodic reports through the date of this letter. Charlotte Russe's fiscal year ends on the last Saturday of September of each year.

Following the market close on October 13, 2009, in connection with the consummation of the Merger, pursuant to Rule 12d2-2(a) under the Exchange Act and upon Charlotte Russe's request, Nasdaq ceased trading in the shares of Common Stock and filed an application on Form 25 (the "Form 25") with the Commission to remove the Common Stock from listing on Nasdaq and registration under Section 12(b) of the Exchange Act. The delisting became effective on October 23, 2009, the tenth day after the Form 25 was filed, and at such time, Charlotte Russe's duty to file any reports under Section 13(a) of the Exchange Act as a result of the registration of the Common Stock under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d)(5). Upon the effectiveness of the delisting, however, Charlotte Russe's duty to file reports under Section 13(a) of the Exchange Act as a result of the registration of the Common

Stock under Section 12(g) of the Exchange Act was revived pursuant to Rule 12d2-2(d)(6). Moreover, following delisting and deregistration under Section 12 of the Exchange Act, Charlotte Russe's duty to file reports under Section 13(a) of the Exchange Act as a result of Section 15(d) of the Exchange Act will be revived pursuant to Rule 12d-2(d)(7).

Subject to obtaining the relief sought by this letter, Charlotte Russe will file an application on Form 15 ("Form 15") on or before the due date of its next periodic report (*i.e.*, its Annual Report on Form 10-K for the 2009 fiscal year (the "2009 Form 10-K")) with the Commission to (i) deregister its Common Stock under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1)(i) of the Exchange Act and (ii) suspend its reporting obligations under Section 15(d) of the Exchange Act with respect to its Common Stock and the Preferred Stock Purchase Rights pursuant to Rule 12h-3.

Charlotte Russe requires relief in connection with the suspension of its reporting obligations under Section 15(d) because of Rule 12h-3(c) of the Exchange Act. In general, Rule 12h-3 states that an issuer may suspend its reporting obligations under Section 15(d) immediately upon filing a Form 15. Rule 12h-3(c) states, however, that a suspension provided under Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings. Charlotte Russe's 2009 Form S-8 became effective under the Securities Act during the 2009 fiscal year, and the other Registration Statements are required to be updated with respect to the 2009 fiscal year for purposes of Section 10(a)(3) of the Securities Act upon Charlotte Russe's filing of its 2009 Form 10-K. As a result, despite otherwise satisfying the requirements of Rule 12h-3, Rule 12h-3(c) prevents the suspension of Charlotte Russe's duty to file reports under Section 15(d) with respect to the remainder of the 2009 fiscal year in the absence of the relief sought by this letter.

IV. Discussion

We respectfully submit that, notwithstanding the provisions of Rule 12h-3(c), Charlotte Russe should be able to rely on Rule 12h-3 to suspend its duty to file reports under Section 15(d) of the Exchange Act for the following reasons:

(a) Charlotte Russe Satisfies the Requirements of Rule 12h-3(a) and (b):

Charlotte Russe satisfies all requirements of Rule 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act. Charlotte Russe filed all required reports for its 2007, 2008 and 2009 fiscal years and the interim period of its 2010 fiscal year preceding the date hereof, including a Current Report on Form 8-K reporting the change in control pursuant to the Tender Offer, and will continue to make such filings until it files the Form 15 with respect to which no-action relief is being sought hereunder. In addition, as noted above, as of the Effective Time, all shares of the Common Stock became, and continue to be, held by a single holder of record and, in connection with the Merger, the Preferred Stock Purchase Rights have been extinguished and all of Charlotte Russe's outstanding options and restricted stock were cancelled or converted into the right to receive cash. In addition, as of the Effective Time and through the date hereof, Charlotte Russe had no other outstanding securities. As a result, we believe that, except for the application of Rule 12h-3(c), Charlotte Russe satisfies the criteria for suspension of reporting obligations under Section 15(d) of the Exchange Act.

(b) Purpose of Section 15(d) Will Not Be Undermined by Granting Charlotte Russe Relief

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "...to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this Rule 12h-3(c) limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." SEC Proposed Suspension of Periodic Reporting Obligation, Exchange Act Release No. 34-20263 (October 5, 1983) (the "1983 Release"). These policy concerns are not at issue in Charlotte Russe's situation for several reasons.

First, as described in more detail in Part I above, (i) immediately prior to the Effective Time, there were no outstanding securities of Charlotte Russe or outstanding options, warrants or other rights of any kind to acquire securities of Charlotte Russe, other than the shares of Common Stock and options and restricted Common Stock issuable under the Equity Plans and, (ii) as a result of the Merger, all shares of Common Stock outstanding immediately prior to the Effective Time were canceled or converted into the right to receive the cash Merger Consideration and all outstanding options and restricted Common Stock issuable under the Equity Plans were cancelled or converted into the right to receive cash. In other words, all securities or rights to acquire securities of Charlotte Russe issued and outstanding immediately prior to the Effective Time were no longer outstanding immediately following the Effective Time.

In such cases, and when, pursuant to a merger transaction, the issuer becomes a wholly-owned subsidiary of another company, the concern about providing ongoing current information is not the same concern contemplated by the 1983 Release. As noted above, on October 16, 2009, Charlotte Russe filed with the Commission post-effective amendments to each of the Registration Statements, in each case, deregistering (which, in the case of the Forms S-8, were immediately effective and, in the case of the Forms S-3, were declared effective by the Staff on October 28, 2009) any securities of Charlotte Russe that remained covered thereby. Accordingly, no investors are able to purchase securities of Charlotte Russe pursuant to these Registration Statements, thereby no longer necessitating the protections of Section 15(d).

(c) Benefits Of Periodic Reporting Do Not Outweigh the Filing Burdens:

A further reason that we believe no-action relief should be granted to Charlotte Russe is that the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities of these companies are held by a small number of persons (less than 300 record holders). In the 1983 Release, the Commission noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." As of and since the Effective Time, all securities of Charlotte Russe have been held solely by Parent. Should Charlotte Russe not be granted relief to suspend its reporting obligations under Section 15(d), Charlotte Russe will be required to undergo the expensive and time-consuming process of preparing and filing its 2009 Form 10-K for the sole benefit of Parent, which will already have access to the information required to be presented in the 2009 Form 10-K, as well as any other additional information that Parent desires to obtain, as the corporate parent of Charlotte Russe.

(d) Prior No-Action Relief Granted With Respect to Rule 12h-3(c):

In several analogous cases, the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein.[2] In these cases, notwithstanding that a registration

[2] See, e.g., Anheuser-Busch Companies, Inc. (available February 18, 2009); UST Inc. (available February 18, 2009); Energy East Corporation (available October 31, 2008); ACE*COMM Corporation (available September 26, 2008); Darden Restaurants, Inc. (available January 22, 2008; International Securities Exchange Holdings, Inc. (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); FoxHollow Technologies, Inc. (available November 2, 2007); DSL.net, Inc. (available March 30, 2007); Summit Bank Corporation (available March 14,2007); Loudeye Corp. (available November 7, 2006); Waverider Communications (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 16, 2006); and VAX Corporation (available March 10, 2006).

statement under the Securities Act had been declared effective or updated or required to be updated during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company.

Therefore, we believe that, based on the foregoing arguments, it is contrary to the underlying policy of Rule 12h-3(c) to deny Charlotte Russe suspension of its reporting obligations under Section 15(d) of the Exchange Act merely because of the effectiveness of the 2009 Form S-8 under the Securities Act during the 2009 fiscal year and the automatic update of Charlotte Russe's Registration Statements pursuant to Section 10(a)(3) of the Securities Act required to occur with respect to the 2009 fiscal year.

V. Conclusion

For the reasons discussed above, we respectfully request that the Staff confirms that it concurs in Charlotte Russe's view that the effect of Section 10(a)(3) of the Securities Act on Charlotte Russe's Registration Statements and the effectiveness of the 2009 Form S-8 during the 2009 fiscal year, would not preclude Charlotte Russe from utilizing Rule 12h-3 under the Exchange Act to suspend Charlotte Russe's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Registration Statements either became effective under the Securities Act or are required to be updated pursuant to Section 10(a)(3) of the Securities Act.

Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of Charlotte Russe to file reports under the Exchange Act under the circumstances described herein.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, Charlotte Russe will file a Form 15 certification requesting simultaneously (a) the termination of the registration of Charlotte Russe common stock registered under Section 12(g) of the Exchange Act and (b) the suspension of its obligations to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act.

Due to the expense, time and effort involved in the preparation of and filing of periodic reports under the Exchange Act, and the nearness of the due date for the 2009 Form 10-K, request is hereby made that this matter be given expedited consideration. If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by email. If the Staff has any questions concerning this request or requires additional information, please contact the undersigned at (617) 772-8319 or via email at marilyn.french@weil.com. Thank you in advance for your consideration of this matter.

Sincerely,

Marilyn French

cc: Board of Directors, Advent CR Holdings, Inc.